Exhibit 99.1

October 30, 2024

 Diversified Energy Company PLC

(“Diversified” or the "Company")

Diversified Energy Closes Acquisition of East Texas Assets

Diversified Energy Company PLC (LSE: DEC, NYSE:DEC) (“Diversified” or the "Company") announces the closing of its previously announced acquisition of operated natural gas properties located within eastern Texas (the “Assets”) from a regional operator (the “Seller”) (the “Acquisition”).

Acquisition Highlights

•	Total gross purchase price of $69 million before customary purchase price adjustments
◦	$68 million for high working-interest PDP asset package
◦	$1 million for residual (5%) interest of retained undeveloped acreage
•	Acquisition net purchase price of $49 million after customary purchase price adjustments
o	PDP reserves of ~70 Bcfe (~12 MMBoe) and a PDP PV10 of ~$89 million(a)
o	Current net production of 21 MMcfepd (~4 MBoepd)(b)
•	Estimated NTM Adjusted EBITDA of ~$19 million million(c)
•	Purchase price multiple of ~3.5x(c) (gross)

As previously announced, the net consideration for the Acquisition consists of a combination of the issuance of 2,342,445 new US-dollar denominated ordinary shares to the Seller (the “New Shares”), and cash consideration of $22 million, drawing from a senior secured bank facility supported by the acquired assets and existing liquidity. The New Shares represent approximately 4.57% of the Company’s existing issued share capital. The shares conveyed to the seller are subject to standard regulatory restrictions for a period of six months.

CEO Rusty Hutson, Jr. commented:

"We are excited to announce the completion of another acquisition of high-quality, bolt-on assets within our Central Region, which are immediately accretive to operations, further increase operating scale and provide the opportunity for cost synergies. We look forward to welcoming our new employees as Diversified leverages their experience for efficient integration, and the deployment of our Smarter Asset Management and sustainability initiatives across these assets.”

Admission of Shares and Total Issued Share Capital

The Company has applied for the New Shares to be admitted to the Equity Shares (Commercial Companies) Category of the Official List of the Financial Conduct Authority and to trading on the Main Market of the London Stock Exchange PLC, and expects admission to occur on or around 31 October 2024. The New Shares will rank pari passu in all respects with the Company's existing ordinary shares of 20 pence each ("Ordinary Shares"), and will be eligible for trading on the New York Stock Exchange.

Following the allotment and issue of the New Shares, the Company will have 51,295,645 Ordinary Shares in issue and holds no Ordinary Shares are held in treasury. Shareholders may use the figure of 51,295,645 as the denominator in calculations to determine if they are required to notify the Company of their interest in, or a change to their interest in the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Footnotes:

(a)
PDP reserves values (including volumes, PV-10 and approximate PV value) calculated using historical production data, asset-specific type curves and an effective date of June 1, 2024 and based on the NYMEX strip at August 12, 2024 through December 2026, with WTI held flat at $70.00/bbl and Henry Hub held flat at $3.61/MMBtu thereafter.  PV-10 is a Non-IFRS measure. See “Use of Non-IFRS Measures”

(b)	Current production based on estimated average daily production for October 2024; Estimate based on historical performance and engineered type curves for the Assets
(c)
Based on engineering reserves assumptions using historical cost assumptions and NYMEX strip as of August 12, 2024 for the twelve months ended September 30, 2025. Purchase price multiple based on Gross Purchase Price and Acquisition's estimated Next Twelve Months (NTM) Adjusted EBITDA (unhedged). NTM Adjusted EBITDA is a Non-IFRS measure. See “Use of Non-IFRS Measures”

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in the Company’s  Interim Report for the six months ended June 30, 2024.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "may", "will", "seek", "continue", "aim", "target", "projected", "plan", "goal", "achieve" and words of similar meaning, reflect the Company's beliefs and expectations and are based on numerous assumptions regarding the Company's present and future business strategies and the environment the Company will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Expected benefits of the Acquisition may not be realized. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, including the risk factors described in the "Risk Factors" section in the Company's Annual Report and Form 20-F for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission. The pro forma financial information in this announcement is for informational purposes only, is not a projection of our future financial performance, and should not be considered indicative of actual results that would have been achieved had the Acquisition actually been consummated on the date or at the beginning of the period indicated. Forward-looking statements speak only as of their date and neither the Company nor any of its directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. As a result, you are cautioned not to place undue reliance on such forward-looking statements.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business  performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation. We are unable to provide a quantitative reconciliation of forward-looking Adjusted EBITDA to the most directly comparable forward-looking IFRS measure because the items necessary to estimate such forward-looking IFRS measure are not accessible or estimable at this time without unreasonable efforts. The reconciling items in future periods could be significant.

PV10

PV10 is a non-IFRS financial measure and generally differs from Standardized Measure, the most directly comparable IFRS measure, because it does not include the effects of income taxes on future net cash flows. While the Standardized Measure is free cash dependent on the unique tax situation of each company, PV10 is based on a pricing methodology and discount factors that are consistent for all companies. In this announcement, PV10 is calculated using NYMEX pricing. It is not practicable to reconcile PV10 using NYMEX pricing to standardized measure in accordance with IFRS at this time. Investors should be cautioned that neither PV10 nor the Standardized Measure represents an estimate of the fair market value of proved reserves.